UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of
the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported):  April 18, 2012

KINDER MORGAN, INC.
(Exact name of registrant as specified in its charter)

Delaware (State or other jurisdiction of incorporation)	001-35081 (Commission File Number)	26-0238387 (I.R.S. Employer Identification No.)

500 Dallas Street, Suite 1000
Houston, Texas 77002
(Address of principal executive offices, including zip code)

713-369-9000
(Registrant’s telephone number, including area code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 2.02.	Results of Operations and Financial Condition

In accordance with General Instruction B.2. of Form 8-K, the following information shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933, as amended, or the Exchange Act.

On April 18, 2012, Kinder Morgan, Inc. issued a press release regarding its financial results for the quarter ended March 31, 2012 and will hold a webcast conference call on April 18, 2012 discussing those results. The press release is furnished as Exhibit 99.1 to this report.

Important Additional Information Filed With The SEC
Kinder Morgan, Inc. (“KMI”) has filed with the SEC a Registration Statement on Form S-4 in connection with the proposed transactions contemplated by the Merger Agreement, including a definitive Information Statement/Prospectus of KMI and a definitive Proxy Statement of El Paso Corporation (“EP”). The Registration Statement was declared effective by the SEC on January 30, 2012. Post-effective amendments to the Registration Statement were filed on February 27, 2012 and on March 1, 2012 and have been declared effective. KMI and EP mailed the definitive Information Statement/Prospectus of KMI and definitive Proxy Statement of EP on or about January 31, 2012. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT AND THE DEFINITIVE INFORMATION STATEMENT/PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED BY KMI OR EP, BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders are able to obtain free copies of the Registration Statement and the definitive Information Statement/Proxy Statement/Prospectus and other documents filed with the SEC by KMI and EP through the web site maintained by the SEC at www.sec.gov or by phone, e-mail or written request by contacting the investor relations department of KMI or EP at the following:

	Kinder Morgan, Inc.	El Paso Corporation
Address:	500 Dallas Street, Suite 1000	1001 Louisiana Street
	Houston, Texas 77002	Houston, Texas 77002
	Attention: Investor Relations	Attention: Investor Relations
Phone:	(713) 369-9490	(713) 420-5855
Email:	kmp_ir@kindermorgan.com	investorrelations@elpaso.com

This press release shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Cautionary Statement Regarding Forward-looking Statements

Statements in this document regarding the proposed transaction between KMI and EP, the expected timetable for completing the proposed transactions, future financial and operating results, benefits and synergies of the proposed transaction, future opportunities for the combined company, the expected timetable for completing the sale of EP’s exploration and production assets, the possible drop-down of assets and any other statements about KMI or EP managements’ future expectations, beliefs, goals, plans or prospects constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Any statements that are not statements of historical fact (including statements containing the words “believes,” “plans,” “anticipates,” “expects,” “estimates” and similar expressions) should also be considered to be forward-looking statements. There are a number of important factors that could cause actual results or events to differ materially from those indicated by such forward-looking statements, including: the ability to consummate the proposed merger of EP with KMI; the ability to obtain the requisite regulatory approvals and the satisfaction of other conditions to consummation of the transaction; the possibility that financing might not be available on the terms agreed to; the ability to consummate contemplated asset sales; the ability of KMI to successfully integrate EP’s operations and employees; the ability to realize anticipated synergies and cost savings; the potential impact of announcement of the transaction or consummation of the transaction on relationships, including with employees, suppliers, customers and competitors; the ability to achieve revenue growth; national, international, regional and local economic, competitive and regulatory conditions and developments; technological developments; capital and credit markets conditions; inflation rates; interest rates; the political and economic stability of oil producing nations; energy markets, including changes in the price of certain commodities; weather conditions; environmental conditions; business and regulatory or legal decisions; the pace of deregulation of retail natural gas and electricity and certain agricultural products; the timing and success of business development efforts; terrorism; and the other factors described in KMI’s and EP’s Annual Reports on Form 10-K for the year ended December 31, 2011 and their most recent Exchange Act reports filed with the SEC. Except as required by law, KMI and EP disclaim any intention or obligation to update any forward-looking statements as a result of developments occurring after the date of this document.

Item 9.01.	Financial Statements and Exhibits

(c)	Exhibits The exhibit set forth below is being furnished pursuant to Item 2.02.

Exhibit Number	Description

99.1	Press release of Kinder Morgan, Inc. issued April 18, 2012.

S I G N A T U R E

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

KINDER MORGAN, INC.

Dated: April 18, 2012	By:	/s/ Joseph Listengart
Joseph Listengart Vice President and General Counsel

EXHIBIT INDEX

Exhibit Number	Description

99.1	Press release of Kinder Morgan, Inc. issued April 18, 2012.

Exhibit 99.1

KINDER MORGAN, INC. INCREASES QUARTERLY
DIVIDEND TO $0.32 PER SHARE

HOUSTON, April 18, 2012 – Kinder Morgan, Inc. (NYSE: KMI) today reported first quarter cash available to pay dividends of $303 million, up 14 percent from $267 million compared to the same period a year ago and slightly ahead of its published annual budget.
The board of directors increased the quarterly dividend to $0.32 per share ($1.28 annualized), payable on May 16, 2012, to shareholders of record as of April 30, 2012.  This represents a 10 percent increase over the quarterly dividend of $0.29 per share ($1.16 annualized) that was announced when KMI was taken public Feb. 16, 2011.
Chairman and CEO Richard D. Kinder said, “KMI had a very good quarter, benefiting from the performance of our publicly traded limited partnership, Kinder Morgan Energy Partners (NYSE: KMP).  KMI’s future growth will continue to be driven by KMP, which expects an 8 percent increase in declared cash distributions per unit for 2012 versus 2011, and continues to generate stable and incremental cash flow from its diversified assets.  Approximately 99 percent of the distributions KMI currently receives are attributable to KMP.”
As previously announced, KMI expects to declare dividends of $1.35 per share for 2012, a 13 percent increase over its 2011 declared dividend of $1.20.  (The 2011 per share amounts are presented as if KMI were publicly traded for all of 2011.)  This 2012 outlook for KMI does not include the impact of its pending acquisition of El Paso Corporation (NYSE: EP).
El Paso Acquisition
Integration and Growth Expectations
KMI and El Paso integration teams continue to work together to plan for combining the two companies, subject to limitations imposed by anti-trust regulations.  “I’m very pleased with the effort that is taking place among the integration teams of both companies,” Kinder said.  “As previously announced, we expect to realize cost savings and other synergies totaling approximately $350 million per year.  This integration planning effort is being managed and fully staffed by personnel from each of the two organizations, ensuring that the people who understand best how to operate these assets are establishing how they will be managed after we
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KMI – 1Q Earnings	Page 2

close the deal.  This has required remarkable effort by a large number of people who are each still responsible for their normal jobs.  The value of their contributions will be realized by the combined organization for many years to come.”
The El Paso acquisition is expected to be nicely accretive to KMI.  As a result of this transaction and KMI’s normal expected annual growth, KMI expects its dividend per share to grow at an average annual rate of around 12.5 percent through 2015 from its budgeted 2011 dividend per share of $1.16.  “We plan to update our financial guidance to include the impact of the El Paso transaction at some point around the close,” Kinder said.
Tentative Election Deadline
A tentative deadline for El Paso shareholders to elect the form of consideration that they wish to receive has been set for 5:00 p.m., New York City time, on May 23, 2012.  The election deadline may be extended.  Subject to regulatory approval, the close of the merger is expected to occur by the end of May.
Tentative Federal Trade Commission Agreement
KMI reached an agreement with Federal Trade Commission (FTC) staff to divest certain KMP assets as a necessary step in order to receive regulatory approval of the transaction.  Subject to final FTC management and Commission approval, KMI has agreed to sell Kinder Morgan Interstate Gas Transmission, Trailblazer Pipeline Company, its Casper-Douglas natural gas processing and West Frenchie Draw treating facilities in Wyoming, and the company’s 50 percent interest in the Rockies Express Pipeline.
Dropdowns
As previously announced, KMI plans to offer (drop down) El Paso assets to KMP to replace the divested assets.  The company expects to drop down all of Tennessee Gas Pipeline and a portion of El Paso Natural Gas contemporaneously with the close of KMP’s divestitures, which are expected to occur in the third quarter this year.  It is expected that the combination of the divestitures and the dropdowns will be neutral to KMP’s distribution per unit in 2012 and accretive thereafter.  El Paso has offered to sell the remaining 14 percent of Colorado Interstate Gas and all of Cheyenne Plains Pipeline to El Paso Pipeline Partners, L.P. (NYSE: EPB).
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KMI – 1Q Earnings	Page 3

Subject to the approval of the boards of directors of El Paso and EPB, this dropdown transaction is expected to close contemporaneously with the close of the KMI-EP transaction and is expected to be immediately accretive to EPB’s distributable cash flow.
Shareholder Votes
On March 9, El Paso shareholders overwhelmingly approved the KMI-El Paso merger, with more than 95 percent of the shares that voted cast in favor of the transaction.  KMI shareholders approved the transaction on March 2 with all shares that voted cast in favor of the transaction.
Sale of Exploration and Production Assets
In late February, El Paso entered into a definitive agreement to sell its exploration and production business, EP Energy Corporation (EP Energy), for approximately $7.15 billion to affiliates of Apollo Global Management, LLC and Riverstone Holdings, LLC, who are joined by Access Industries, Inc. and other parties.  The sale of EP Energy, which is dependent upon completion of the KMI-El Paso transaction and customary closing conditions, is also expected to close about the same time as that transaction.  As previously announced, El Paso’s net operating loss carryforwards will largely offset taxes associated with the sale of the exploration and production business, and thus almost the entire proceeds from this sale will be used to reduce substantially the debt borrowed by KMI to fund the cash portion of its purchase of El Paso.
Kinder Morgan, Inc. (NYSE: KMI) is a leading pipeline transportation and energy storage company in North America.  It owns an interest in or operates more than 38,000 miles of pipelines and approximately 180 terminals.  Its pipelines transport natural gas, gasoline, crude oil, CO2 and other products, and its terminals store petroleum products and chemicals and handle such products as ethanol, coal, petroleum coke and steel.  KMI owns the general partner interest of Kinder Morgan Energy Partners, L.P. (NYSE: KMP), one of the largest publicly traded pipeline limited partnerships in America, along with limited partner interest in KMP and Kinder Morgan Management, LLC (NYSE: KMR).  It also operates and owns a 20 percent interest in Natural Gas Pipeline Company of America.  Combined, KMI, KMP and KMR constitute the largest midstream energy entity in the United States with an enterprise value of over $65 billion.  For more information please visit www.kindermorgan.com.
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KMI – 1Q Earnings	Page 4

Please join Kinder Morgan at 4:30 p.m. Eastern Time on Wednesday, April 18, at www.kindermorgan.com for a LIVE webcast conference call on the company’s first quarter earnings.

CONTACTS
Emily Mir	Mindy Mills Thornock
Media Relations	Investor Relations
(713) 369-8060	(713) 369-9490
emily_mir@kindermorgan.com	mindy_thornock@kindermorgan.com www.kindermorgan.com

The non-generally accepted accounting principles, or non-GAAP, financial measure of  cash available to pay dividends is presented in this news release. This non-GAAP financial measure should not be considered as an  alternative to a GAAP measure such as net income or any other GAAP measure of liquidity or financial performance. Cash available to pay dividends is a significant metric used by us and by external users of our financial statements, such as investors, research analysts, commercial banks and others, to compare basic cash flows generated by us to the cash dividends we expect to pay our shareholders on an ongoing basis. Management uses this metric to evaluate our overall performance. Cash available to pay dividends is also an important non-GAAP financial measure for our shareholders because it serves as an indicator of our success in providing a cash return on investment. This financial measure indicates to investors whether or not we typically are generating cash flow at a level that can sustain or support an increase in the quarterly dividends we are paying. Our dividend policy provides that, subject to applicable law, we will pay quarterly cash dividends generally representing the cash we receive from our subsidiaries less any cash disbursements and reserves established by our board of directors. Cash available to pay dividends is also a quantitative measure used in the investment community because the value of a share of an entity like KMI that pays out all or a substantial proportion of its cash flow, is generally determined by the dividend yield (which in turn is based on the amount of cash dividends the corporation pays to its shareholders). The economic substance behind our use of cash available to pay dividends is to measure and estimate the ability of our assets to generate cash flows sufficient to pay dividends to our investors.
We believe the GAAP measure most directly comparable to cash available to pay dividends is income from continuing operations. A reconciliation of cash available to pay dividends to income from continuing operations is provided in this release. Our non-GAAP measure described above should not be considered as an alternative to GAAP net income and has important limitations as an analytical tool. Our computation of cash available to pay dividends may differ from similarly titled measures used by others. You should not consider this non-GAAP measure in isolation or as a substitute for an analysis of our results as reported under GAAP. Management compensates for the limitations of this non-GAAP measure by reviewing our comparable GAAP measures, understanding the differences between the measures and taking this information into account in its analysis and its decision making processes.
This news release includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934.  Although Kinder Morgan believes that its expectations are based on reasonable assumptions, it can give no assurance that such assumptions will materialize.  Important factors that could cause actual results to differ materially from those in the forward-looking statements herein include those enumerated in Kinder Morgan’s Forms 10-K and 10-Q as filed with the Securities and Exchange Commission.
# # #

Kinder Morgan, Inc. and Subsidiaries
Preliminary Cash Available to Pay Dividends
(Non-GAAP, Unaudited)
(In millions)

	Three Months Ended March 31,
	2012	2011
KMP distributions to us
From ownership of general partner interest (1)	$331	$290
On KMP units owned by us (2)	26	25
On KMR shares owned by us (3)	17	15
Total KMP distributions to us (4)	374	330
NGPL’s cash available for distribution to us (4)	11	14

Total cash generated	385	344
General and administrative expenses and sustaining capital expenditures	(3)	(2)
Interest expense	(77)	(75)

Cash available to pay dividends before cash taxes	305	267
Cash taxes	(2)	-

Cash available to pay dividends (4)	$303	$267

Notes:

(1)
Based on (i) Kinder Morgan Energy Partners, L.P. (KMP) distributions of $1.20 and $1.14 per common unit declared for the first quarter of 2012 and 2011, respectively, (ii) 339.7 million and 318.9 million aggregate common units, Class B units and i-units estimated to be outstanding as of April 30, 2012 and outstanding as of April 29, 2011, respectively, and (iii) waived incentive distributions of $6.2 million and $7.1 million for the first quarter 2012 and 2011, respectively. In conjunction with KMP’s acquisition of its initial 50% interest in May 2010, and subsequently, the remaining 50% interest in May 2011 of KinderHawk, we as general partner have agreed to waive a portion of our incentive distributions related to this investment from the first quarter of 2010 through the first quarter of 2013.

(2)	Based on 21.7 million KMP units owned by us multiplied by the KMP per unit distribution declared, as outlined in footnote (1) above.
(3)
Assumes that we sold the Kinder Morgan Management, LLC (KMR) shares that we estimate to be received as distributions for the three months ended March 31, 2012 and received as distributions for the three months ended March 31, 2011, respectively. We did not sell any KMR shares in the first three months of 2011 or 2012. We intend periodically to sell the KMR shares we receive as distributions to generate cash.

(4)	2011 KMP distributions to us have been restated to a declared basis and NGPL amounts have been restated to a cash available basis to be consistent with the 2012 presentation.

Kinder Morgan, Inc. and Subsidiaries
Preliminary Consolidated Statement of Income
(Unaudited)
(In millions, except per share amounts)

	Three Months Ended March 31,
	2012	2011

Revenues	$1,857	$1,932

Costs, expenses and other
Operating expenses	886	1,091
Depreciation, depletion and amortization	274	250
General and administrative	129	180
Taxes, other than income taxes	50	46
Other expense (income)	2	-
	1,341	1,567

Operating income	516	365

Other income (expense)
Earnings from equity investments	65	50
Amortization of excess cost of equity investments	(2)	(2)
Interest, net	(179)	(169)
Other, net	1	2

Income before income taxes	401	246

Income tax expense	(96)	(96)

Income from continuing operations	305	150

Income from discontinued operations	50	51
Loss on remeasurement to fair value of discontinued operations	(428)	-
(Loss) income from discontinued operations	(378)	51

Net income	(73)	201

Net loss (income) attributable to noncontrolling interests	94	(46)

Net income attributable to KMI	$21	$155

Class P Shares
Basic Earnings Per Common Share From Continuing Operations (1) (2)	$0.23	$0.11
Basic (Loss) Earnings Per Common Share From Discontinued Operations (1)	(0.20)	0.01
Total Basic Earnings Per Common Share	$0.03	$0.12

Class A Shares
Basic Earnings Per Common Share From Continuing Operations (1) (2)	$0.21	$0.11
Basic (Loss) Earnings Per Common Share From Discontinued Operations (1)	(0.20)	0.01
Total Basic Earnings Per Common Share	$0.01	$0.12

Basic Weighted Average Number of Shares Outstanding
Class P Shares	171	111
Class A Shares	536	596

Class P Shares
Diluted Earnings Per Common Share From Continuing Operations (1) (2)	$0.23	$0.11
Diluted (Loss) Earnings Per Common Share From Discontinued Operations (1)	(0.20)	0.01
Total Diluted Earnings per Common Share	$0.03	$0.12

Class A Shares
Diluted Earnings Per Common Share From Continuing Operations (1) (2)	$0.21	$0.11
Diluted (Loss) Earnings Per Common Share From Discontinued Operations (1)	(0.20)	0.01
Total Diluted Earnings per Common Share	$0.01	$0.12

Diluted Weighted Average Number of Shares Outstanding
Class P Shares	708	707
Class A Shares	536	596

Declared dividend per share (3)	$0.32	$0.14

Notes:

(1)
March 31, 2011 earnings for the first quarter exclude $71 million of Members’ interest in net income prior to Kinder Morgan, Inc.’s (KMI) Initial Public Offering, $67 million of which has been allocated to continuing operations and $4 million of which has been allocated to discontinued operations.

(2)	The Class A shares earnings per share as compared to the Class P shares earnings per share has been reduced by the dividend paid to the Class B on February 15, 2012.
(3)
March 31, 2011 dividend per share was prorated for the portion of the first quarter KMI was a public company ($0.14 per share).  If KMI had been a public company for the entire first quarter of 2011, the declared dividend would have been $0.29 per share.

Kinder Morgan, Inc. and Subsidiaries
Preliminary Reconciliation of Cash Available to Pay Dividends to Income from Continuing Operations
Including an Interim Capital Transaction
(Unaudited)
(In millions)

	Three Months Ended March 31,
	2012	2011

Income from continuing operations (1)	$305	$150
Income from discontinued operations (1)	50	51
Depreciation, depletion and amortization (2)	281	256
Amortization of excess cost of investments (1)	2	2
Earnings from equity investments (2)	(87)	(68)
Distributions from equity investments	80	64
Distributions from equity investments in excess of cumulative earnings	48	84
KMP certain items (3)	4	88
KMI purchase accounting (4)	4	(4)
Difference between cash and book taxes	89	93
Difference between cash and book interest expense for KMI	(36)	(33)
Sustaining capital expenditures (5)	(44)	(36)
KMP declared distribution on its limited partner units owned by the public (6)	(364)	(324)
Other (7)	(29)	(56)

Cash available to pay dividends (8)	$303	$267

Notes:

(1)	Consists of the corresponding line items in the preceding Preliminary Unaudited Consolidated Statement of Income.
(2)	Consists of the following:	Three Months Ended March 31,
		2012	2011
	Depreciation, depletion and amortization from continuing operations	$274	$250
	Depreciation, depletion and amortization from discontinued operations	$7	$6
	Income from equity investments from continuing operations	$(65)	$(50)
	Income from equity investments from discontinued operations	$(22)	$(18)

(3)
Consists of items such as hedge ineffectiveness, legal and environmental reserves, gain/loss on sale, insurance proceeds from casualty losses, and asset disposition expenses.  First quarter of 2011 also includes KMP’s portion ($87 million) of a $100 million special bonus expense for non-senior employees, which KMP is required to recognize in accordance with U.S. generally accepted accounting principles.  However, KMP has no obligation, nor did it pay any amounts in respect to such bonuses. The cost of the $100 million special bonus to non-senior employees was not borne by our Class P shareholders. In May of 2011 we paid for the $100 million of special bonuses, which included the amounts allocated to KMP, using $64 million (after-tax) in available earnings and profits reserved for this purpose and not paid in dividends to our Class A shareholders. KMP adds back these certain items in its calculation of distributable cash flow used to determine its distribution. For more information, see KMP’s 1st Quarter 2012 Earnings Release filed on Form 8-K with the SEC on April 18, 2012.

(4)
Consists of non-cash purchase accounting adjustments related to the Going Private Transaction primarily associated with non-cash income recognized from the revaluation of KMP’s interest rate swap agreements, and in the first quarter of 2011 KMP’s crude hedges.

(5)	We define sustaining capital expenditures as capital expenditures that do not expand the capacity of an asset.
(6)
Declared distribution multiplied by limited partner units outstanding on the applicable record date less units owned by us. Includes distributions on KMR shares. KMP must generate the cash to cover the distributions on the KMR shares, but those distributions are paid in additional shares and KMP retains the cash. We do not have access to that cash.

(7)
Consists of items such as timing and other differences between earnings and cash, KMP’s cash flow in excess of its distributions and KMI certain items, which includes for the first quarter of 2011, KMI’s portion ($13 million) of the special bonus as described in footnote (3) above.

(8)	2011 KMP distributions to us have been restated to a declared basis and NGPL amounts have been restated to a cash available basis to be consistent with the 2012 presentation.

Kinder Morgan, Inc. and Subsidiaries
Preliminary Consolidated Balance Sheet
(Unaudited)
(In millions)

	March 31, 2012	December 31, 2011
ASSETS

Cash and cash equivalents - KMI	$3	$2
Cash and cash equivalents - KMP	491	409
Other current assets	3,408	1,252
Property, plant and equipment, net - KMI	2,388	2,330
Property, plant and equipment, net - KMP	14,916	15,596
Investments - KMI	398	398
Investments - KMP	1,782	3,346
Goodwill - KMI	3,473	3,637
Goodwill - KMP	1,356	1,437
Deferred charges and other assets	2,155	2,310
TOTAL ASSETS	$30,370	$30,717

LIABILITIES AND SHAREHOLDERS’ EQUITY

Liabilities
Short-term debt:
KMI (1)	$1,235	$1,261
KMP	891	1,638
Other current liabilities	1,582	1,630
Long-term debt:
KMI (2)	1,948	1,945
KMP	12,156	11,160
Preferred interest in general partner of KMP	100	100
Value of interest rate swaps	1,026	1,151
Deferred income taxes	2,239	2,199
Other long-term liabilities	1,071	1,065
Total liabilities	22,248	22,149

Shareholders’ Equity
Accumulated other comprehensive loss	(128)	(115)
Other shareholders’ equity	3,244	3,436
Total KMI equity	3,116	3,321
Noncontrolling interests	5,006	5,247
Total shareholders’ equity	8,122	8,568
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$30,370	$30,717

KMI’s debt, net of its cash and cash equivalents (3)	$3,210	$3,236

Cash available from KMP and NGPL (4)	$1,441	$1,400

Debt to Cash Available	2.2	2.3

Notes:
(1)	December 31, 2011 amount includes $1 million for an allocation of purchase accounting adjustments associated with our 2007 Going Private Transaction.
(2)	Amounts include ($35) million and ($37) million as of March 31, 2012 and December 31, 2011, respectively, for allocations of purchase accounting adjustments.
Amounts also include $5 million and $4 million as of March 31, 2012 and December 31, 2011, respectively, for allocations of purchase accounting adjustments related to KMP.
(3)
Amounts include only KMI's short-term and long-term debt, net of its cash and its cash equivalents and exclude allocation of purchase accounting adjustments described in footnote (1) above and the preferred interest in general partner of KMP.

(4)
Cash available from KMP and NGPL is shown net of KMI's G&A and sustaining capital expenditures over last 12 months. 2011 KMP distributions have been restated to a declared basis and NGPL amounts have been restated to a cash available basis to be consistent with the 2012 presentation.